Exhibit 99.1

Draft V5

For Immediate Release	News Announcement

MISONIX REPORTS FOURTH QUARTER AND FISCAL YEAR 2021 FINANCIAL RESULTS

FARMINGDALE, N.Y., September 2, 2021 — Misonix, Inc. (Nasdaq: MSON) (“Misonix” or the “Company”), a provider of minimally invasive therapeutic ultrasonic medical devices and regenerative products that enhance clinical outcomes, today reported unaudited financial results for the fiscal 2021 fourth quarter and full fiscal year ended June 30, 2021 as summarized below:

	Three Months Ended		Years Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue	$19,685,141	$13,713,231	$74,024,073	$62,483,651
Gross profit	$14,075,377	$9,432,383	$52,636,255	$43,709,483
Gross profit percentage	71.5%	68.8%	71.1%	70.0%
Pretax loss	$(4,341,201)	$(8,495,994)	$(14,341,254)	$(21,916,952)
Income tax expense (benefit)	$132,071	$41,422	$132,071	$(4,498,578)
Net loss	$(4,473,272)	$(8,537,416)	$(14,473,325)	$(17,418,374)

EBITDA (1)	$(2,275,464)	$(6,415,808)	$(6,148,968)	$(15,770,303)
Adjusted EBITDA (1)	$(1,595,087)	$(5,885,119)	$(3,204,455)	$(12,254,291)

	June 30,	June 30,
	2021	2020
Cash and cash equivalents	$31,045,935	$37,978,809
Current and Long Term Debt	$45,795,248	$43,695,249

(1)	Definitions and disclosures regarding non-GAAP financial information including reconciliations are included at the end of this press release.

Fourth Quarter and Full Year 2021 Operational Highlights:

●	On July 29, 2021, the Company pre-announced its fiscal fourth quarter and fiscal full year 2021 revenue results for the three-month and twelve-month periods ended June 30, 2021.

●	Fiscal 2021 fourth quarter revenue of $19.7 million increased 43.5%, compared to $13.7 million in the fiscal 2020 fourth quarter.
	○	Domestic surgical revenue increased 97.0%
	○	Domestic wound revenue increased 7.7%
	○	International revenue increased 95.7%

●	Full year fiscal 2021 revenue of $74.0 million increased 18.5%, compared to $62.5 million in full year fiscal 2020. On a pro forma basis, assuming that the Company had acquired Solsys Medical for the full year of fiscal 2020, revenue increased 4.5%.
	○	Domestic surgical revenue increased 31.2%

○	Domestic wound revenue increased 20.2%. On a pro forma basis, assuming that the Company had acquired Solsys Medical for the full year of fiscal 2020, the domestic wound business declined 7.7%.
○	International revenue declined 4.0%

●	Gross profit percentage on sales for the fiscal fourth quarter improved to 71.5%, compared with 68.8% in the fiscal 2020 fourth quarter, while full year fiscal 2021 gross margin improved to 71.1%, compared to 70.0% for the prior full year period.

●	Operating expenses increased 5.2% during the fiscal 2021 fourth quarter as compared with the fiscal 2020 fourth quarter and increased 0.9% for full fiscal 2021 year, compared to the prior full year period.

●	Net loss for the fiscal 2021 fourth quarter narrowed to $4.5 million, or a loss of $0.26 per diluted share, compared to a net loss of $8.5 million, or a loss of $0.50 per diluted share, in the fiscal 2020 fourth quarter. On a full year basis, net loss was $14.5 million for fiscal 2021, or a loss of $0.84 per diluted share, compared to a net loss of $17.4 million, or a loss of $1.19 per diluted share for fiscal 2020.

●	Fiscal 2021 fourth quarter Adjusted EBITDA improved to a loss of $1.6 million, compared to an Adjusted EBITDA loss of $5.9 million in the fiscal 2020 fourth quarter. On a full year basis, Adjusted EBITDA improved to a loss of $3.2 million for fiscal 2021, compared to an Adjusted EBITDA loss of $12.3 million for fiscal 2020.

●	Following the successful launch of the neXus Ultrasonic Surgical System in select international markets and continued strong demand domestically, Misonix placed or sold over 250 neXus units in fiscal 2021, exceeding its full year guidance of 200 units.

Bioventus and Misonix Definitive Merger Agreement:

●	On July 29, 2021, Bioventus Inc. (NASDAQ: BVS) (“Bioventus”), a global leader in innovations for active healing, and Misonix entered into a definitive merger agreement by which Bioventus will acquire Misonix in a cash-and-stock transaction for total consideration of approximately $518 million. The transaction will position the combined entity as a leading, pure-play regenerative medicine and orthopedics company serving a $15 billion total addressable market with significant growth opportunities and scale across a range of care settings, geographies, and product categories.

●	Under the terms of the agreement, Misonix stockholders will have the right to elect to receive for each share of Misonix common stock they hold either (i) 1.6839 shares of Bioventus class A common stock or (ii) $28.00 in cash, subject to proration. While the value of merger consideration to be received by a specific holder of Misonix common stock will depend on whether they elect to receive the cash consideration, elect to receive the stock consideration, or make no election, if all Misonix stockholders elect to receive the cash consideration (or if all Misonix stockholders elect to receive the stock consideration), each holder of Misonix common stock would receive, on an aggregate basis, $10.50 in cash and 1.0524 shares of Bioventus class A common stock for each share of Misonix common stock that they own. On September 1, 2021, the closing price of Bioventus class A common stock on the Nasdaq was $[●] per share, resulting in the implied value of the merger consideration to Misonix stockholders was $[●] per share of Misonix common stock. The value of the merger consideration to Misonix stockholders will continue to fluctuate with the value of Bioventus class A common stock until the completion of the mergers. Upon completion of the transaction, Misonix stockholders will own an approximately 25% stake in the combined company, and Bioventus stockholders will own an approximately 75% stake in the combined company, each on a fully diluted basis.

●	The transaction, which has been unanimously approved by the boards of directors of Bioventus and Misonix, is expected to close in late 2021, subject to the receipt of regulatory and shareholder approvals and other customary closing conditions. Additional information regarding the proposed transaction may be found in the “Investor Relations” section of Misonix’s website and in subsequent Company filings with the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

“Misonix concluded fiscal 2021 with an outstanding fourth quarter, which enabled us to deliver all-time record annual product revenue that exceeded the high-end of our guidance range for the fiscal year,” stated Stavros Vizirgianakis, Chief Executive Officer of Misonix. “The continued recovery of the global healthcare industry, combined with the success of our teams in capitalizing on accelerating demand for our proprietary ultrasonic products and procedural solutions, resulted in year-over-year revenue growth of 43.5% in the fiscal fourth quarter and 18.5% for the fiscal full year. In addition, the meaningful actions we have taken over the last twenty-four months to strengthen our supply chain enabled us to successfully navigate near-term pressures impacting companies worldwide, while maintaining our attractive gross margin above 70%.”

Mr. Vizirgianakis continued, “During the fiscal 2021 fourth quarter, a significant rebound in elective procedural volumes from the pandemic peak last June drove a 97.0% increase in total surgical revenue compared with last year’s fourth quarter, including 97.0% growth domestically and 97.2% growth internationally. Reflecting the continued strong adoption of our neXus Ultrasonic Surgical System, Misonix placed or sold over 250 neXus units in fiscal 2021, well ahead of our guidance of 200-unit placements.

“Though our wound business remained challenged throughout most of fiscal 2021, we believe that the value proposition of our ultrasonic wound debridement technology and wound care solutions remains strong and we expect to see a gradual improvement in this business over the coming quarters. We are pleased with the stronger-than-anticipated recovery in our wound business in the fiscal 2021 fourth quarter, with total wound revenue rising 7.9% for the quarter.

“In closing, I am extraordinarily proud of our talented Misonix team and what we have accomplished over the past five-plus years. Together, we have transformed Misonix from an under-appreciated company with valuable, yet under utilized, proprietary technology, into a rapidly-growing, world class organization with a leading portfolio of ultrasonic medical devices and regenerative products. The proposed merger with Bioventus is a transformational step for Misonix in our evolution, and one that we believe creates significant value for the shareholders, employees and patients of both companies. Together, we will have the scale and financial flexibility to accelerate our growth and maximize the many significant opportunities we see across the business over the near- and long-term to disrupt large markets and expand share.”

Sales Performance Supplemental Data (Unaudited)

	For the three months ended
	June 30,		Net change
	2021	2020	$	%
Total
Surgical	$10,809,974	$5,486,045	$5,323,929	97.0%
Wound	8,875,167	8,227,186	647,981	7.9%
Total	$19,685,141	$13,713,231	$5,971,910	43.5%

Domestic:
Surgical	$7,456,815	$3,785,450	$3,671,365	97.0%
Wound	8,818,578	8,185,465	633,113	7.7%
Total	$16,275,393	$11,970,915	$4,304,478	36.0%

International:
Surgical	$3,353,159	$1,700,595	$1,652,564	97.2%
Wound	56,589	41,721	14,868	35.6%
Total	$3,409,748	$1,742,316	$1,667,432	95.7%

	For the years ended
	June 30,		Net change
	2021	2020	$	%
Total
Surgical	$40,379,693	$34,457,631	$5,922,062	17.2%
Wound	33,644,380	28,026,020	5,618,360	20.0%
Total	$74,024,073	$62,483,651	$11,540,422	18.5%

Domestic:
Surgical	$27,384,277	$20,874,419	$6,509,858	31.2%
Wound	33,272,947	27,678,534	5,594,413	20.2%
Total	$60,657,224	$48,552,953	$12,104,271	24.9%

International:
Surgical	$12,995,416	$13,583,212	$(587,796)	-4.3%
Wound	371,433	347,486	23,947	6.9%
Total	$13,366,849	$13,930,698	$(563,849)	-4.0%

Joe Dwyer, Chief Financial Officer, added, “We are very pleased with our team’s success in delivering strong fiscal 2021 fourth quarter and full year financial results. Misonix’s fiscal 2021 full year revenue increased 18.5% year-over-year to a record $74.0 million, while full year operating expenses were essentially flat, compared to the prior year period, reflecting the success of the various initiatives we implemented over the last year to streamline our cost structure and improve efficiencies. On a pro forma basis, assuming that we had completed the acquisition of Solsys Medical at the beginning of fiscal 2020, revenue growth was still positive at a 4.5% growth rate for fiscal 2021 versus fiscal 2020, despite the impact of COVID-19. Top line growth, combined with healthy gross margins of over 70% and lower operating expenses, resulted in a 74% year-over-year improvement in Adjusted EBITDA to a loss of $3.2 million in fiscal 2021, compared to a loss of $12.3 million in fiscal 2020. We continue to have a strong balance sheet with approximately $31 million in cash at June 30, 2021. Looking ahead, we look forward to our pending merger with Bioventus and continue to work with their team to seamlessly bring our companies together and to deliver on the value of this transformative combination.”

In light of the Company’s proposed transaction with Bioventus, Misonix will not be conducting a conference call and webcast to review its fiscal 2021 fourth quarter and full year financial results, nor is the Company providing financial guidance for fiscal year 2022.

About Misonix, Inc.

Misonix, Inc. (Nasdaq: MSON) is a provider of minimally invasive therapeutic ultrasonic medical devices and regenerative tissue products. Its surgical team markets and sells BoneScalpel and SonaStar, which facilitate precise bone sculpting and removal of soft and hard tumors and tissue, primarily in the areas of neurosurgery, orthopedic, plastic and maxillo-facial surgery. The Company’s wound team markets and sells TheraSkin, Therion, TheraGenesis and SonicOne to debride, treat and heal chronic and traumatic wounds in inpatient, outpatient and physician office sites of service. At Misonix, Better Matters! That is why throughout the Company’s history, Misonix has maintained its commitment to medical technology innovation and the development of products that radically improve outcomes for patients. Additional information is available on the Company’s web site at www.misonix.com.

Safe Harbor Statement

With the exception of historical information contained in this press release, content herein may contain “forward looking statements” that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements include projections regarding Misonix’s future operating results, ability to grow revenue, and ability to maintain gross profit margins. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Investors are cautioned that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include general economic conditions, the impact of COVID-19, or other pandemics, including the potential effects of new strains of the virus and any increased rates of infection, vaccine roll-out globally and the efficacy of such vaccines, and the impact of related governmental, individual and business responses. This includes our ability to obtain or forecast accurate surgical procedure volume in the midst of the COVID-19 pandemic; the risk that the COVID-19 pandemic could lead to further material delays and cancellations of, or reduced demand for, surgical or wound care procedures; curtailed or delayed capital spending by hospitals and surgical centers; potential closures of our facilities; delays in gathering clinical evidence; diversion of management and other resources to respond to the COVID-19 outbreak; the impact of global and regional economic and credit market conditions on healthcare spending; the risk that the COVID-19 virus disrupts local economies and causes economies in our key markets to enter prolonged recessions; the ability of our staff to travel to work; our ability to maintain adequate inventories and delivery capabilities; the impact on our customers and supply chain, and the impact on demand in general. These forward-looking statements are also subject to uncertainties and change resulting from delays and risks associated with the performance of contracts; risks associated with international sales and currency fluctuations; uncertainties as a result of research and development; acceptable results from clinical studies, including publication of results and patient/procedure data with varying levels of statistical relevancy; risks involved in introducing and marketing new products; potential acquisitions; the entry of competitive products into the marketplace; consumer and industry acceptance; litigation and/or court proceedings, including the timing and monetary requirements of such activities; the timing of finding strategic partners and implementing such relationships; regulatory risks including clearance of pending and/or contemplated 510(k) filings; our ability to achieve and maintain profitability in our business lines; access to capital; and other factors described from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2021, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The Company disclaims any obligation to update its forward-looking statements.

Forward-Looking Statements and Information

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the agreement to combine with Bioventus. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements, including projections regarding Misonix’s future operating results, ability to grow revenue, and ability to maintain gross profit margins, the anticipated timing of and ability of Misonix and Bioventus to complete, the proposed merger, and the potential benefits to be derived from the proposed merger. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Misonix undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Misonix’s ability to obtain or forecast accurate surgical procedure volume in the midst of the COVID-19 pandemic; (2) the risk that the COVID-19 pandemic could lead to further material delays and cancellations of, or reduced demand for, surgical or wound care procedures, including curtailed or delayed capital spending by hospitals and surgical centers, potential closures of Misonix’s facilities, delays in gathering clinical evidence, diversion of Misonix management and other resources to respond to the COVID-19 outbreak, the impact of global and regional economic and credit market conditions on healthcare spending, the risk that the COVID-19 virus, including new variants thereof, disrupts local economies and causes economies in Misonix’s key markets to enter prolonged recessions, the ability of Misonix staff to travel to work, Misonix’s ability to maintain adequate inventories and delivery capabilities, the impact on Misonix customers and supply chain, and the impact on demand in general; (3) uncertainties and change resulting from delays and risks associated with the performance of contracts; (4) risks associated with international sales and currency fluctuations; (5) uncertainties as a result of research and development; (4) acceptable results from clinical studies, including publication of results and patient/procedure data with varying levels of statistical relevancy; (6) risks involved in introducing and marketing new products; (7) the entry of competitive products into the marketplace; (7) consumer and industry acceptance; (8) litigation and/or court proceedings, including the timing and monetary requirements of such activities; (9) the timing of finding strategic partners and implementing such relationships; (10) regulatory risks including clearance of pending and/or contemplated 510(k) filings; (11) Misonix’s ability to achieve and maintain profitability in its business lines; (12) access to capital; (13) Bioventus and Misonix may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (14) conditions to the closing of the transaction may not be satisfied; (15) the transaction may involve unexpected costs, liabilities or delays; (16) the respective businesses of Bioventus and Misonix may suffer as a result of uncertainty surrounding the transaction; (17) the outcome of any legal proceedings related to the transaction; (18) Bioventus and Misonix may be adversely affected by other economic, business, and/or competitive factors; (19) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (20) the effect of the announcement of the transaction on the ability of Bioventus or Misonix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Bioventus or Misonix does business, or on Bioventus’ or Misonix’s operating results and business generally; and (21) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Bioventus and Misonix are set forth in their respective filings with the SEC, including each of Bioventus’ and Misonix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Bioventus’ most recent Quarterly Report on Form 10-Q and Misonix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Bioventus and Misonix and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Bioventus and Misonix file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Bioventus and Misonix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Participants in the Solicitation of Proxies

Misonix and certain of its directors, executive officers and employees may be deemed participants in the solicitation of proxies from Misonix stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Misonix’s stockholders in connection with the proposed transaction will be set forth in a joint proxy statement/prospectus if and when it is filed with the SEC by Bioventus and Misonix. Stockholders may obtain information regarding the names, affiliations and interests of Misonix’s directors and officers in Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on September 3, 2020 and its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 14, 2021. To the extent the holdings of Misonix’s securities by Misonix’s directors and executive officers have changed since the amounts set forth in Misonix’s proxy statement for its 2021 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Misonix’s website at www.misonix.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact:
Joe Dwyer	Norberto Aja, Jennifer Neuman
Chief Financial Officer	JCIR
Misonix, Inc.	212-835-8500 or mson@jcir.com
631-927-9113

Misonix, Inc. and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

	For the three months ended		For the years ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue	$19,685,141	$13,713,231	$74,024,073	$62,483,651
Cost of revenue	5,609,764	4,280,848	21,387,818	18,774,168
Gross profit	14,075,377	9,432,383	52,636,255	43,709,483

Operating expenses:
Selling expenses	11,802,796	11,621,461	42,086,841	40,232,551
General and administrative expenses	4,553,015	4,133,578	16,555,468	17,954,567
Research and development expenses	1,493,871	1,214,246	5,029,458	4,915,943
Total operating expenses	17,849,682	16,969,285	63,671,767	63,103,061
Loss from operations	(3,774,305)	(7,536,902)	(11,035,512)	(19,393,578)

Other income (expense):
Interest income	1,821	28,830	10,352	90,785
Interest expense	(870,439)	(995,630)	(3,619,730)	(2,620,290)
Other	301,722	7,708	303,636	6,131
Total other expense	(566,896)	(959,092)	(3,305,742)	(2,523,374)

Loss from operations before income taxes	(4,341,201)	(8,495,994)	(14,341,254)	(21,916,952)

Income tax (expense) benefit	(132,071)	(41,422)	(132,071)	4,498,578

Net loss	$(4,473,272)	$(8,537,416)	$(14,473,325)	$(17,418,374)

Net loss per share:
Basic	$(0.26)	$(0.50)	$(0.84)	$(1.19)
Diluted	$(0.26)	$(0.50)	$(0.84)	$(1.19)

Weighted average shares - Basic	17,247,172	17,177,791	17,226,190	14,670,663
Weighted average shares - Diluted	17,247,172	17,177,791	17,226,190	14,670,663

Misonix, Inc. and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

	June 30,	June 30,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$31,045,935	$37,978,809
Accounts receivable, less allowance for doubtful accounts of $2,147,841 and $2,573,968, respectively	11,349,976	11,064,768
Inventories, net	15,752,155	14,010,684
Prepaid expenses and other current assets	1,118,492	1,668,244
Total current assets	59,266,558	64,722,505

Property, plant and equipment, net of accumulated amortization and depreciation of $15,501,673 and $12,715,917, respectively	9,253,479	7,304,258
Patents, net of accumulated amortization of $1,499,812 and $1,341,976, respectively	789,800	784,318
Goodwill	108,234,664	108,310,350
Intangible assets	19,740,492	21,281,136
Lease right-of-use assets	1,288,812	1,098,830
Other assets	286,413	322,310
Total assets	$198,860,218	$203,823,707

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$4,486,737	$4,273,568
Accrued expenses and other current liabilities	11,184,656	7,515,751
Current portion of lease liabilities	571,227	414,058
Current portion of notes payable	6,449,487	5,099,744
Total current liabilities	22,692,107	17,303,121

Non-current liabilities:
Notes payable	39,345,761	38,595,505
Lease liabilities	762,894	723,553
Deferred tax liabilities	72,812	33,293
Other non-current liabilities	787,015	516,665
Total liabilities	63,660,589	57,172,137

Commitments and contingencies

Shareholders’ equity
Common stock, $.0001 par value; shares authorized 40,000,000; 17,410,045 and 17,369,435 shares issued and outstanding in each period	1,741	1,737
Additional paid-in capital	188,982,484	185,961,104
Accumulated deficit	(53,784,596)	(39,311,271)
Total shareholders’ equity	135,199,629	146,651,570

Total liabilities and shareholders’ equity	$198,860,218	$203,823,707

Use of Non-GAAP Financial Measures

The Company has presented the following non-GAAP financial measures in this press release: EBITDA and Adjusted EBITDA. The Company defines EBITDA as the net income (loss) as reported under GAAP, plus depreciation and amortization expense, interest expense and income tax expense (benefit). The Company defines Adjusted EBITDA as EBITDA plus non-cash stock compensation expense and M&A transaction fees. Historically, the Company excluded bad debt expense from its calculation of Adjusted EBITDA by adding bad debt expense to EBITDA. Beginning with the quarter ended September 30, 2020, the Company will no longer exclude bad debt expense from the calculation of Adjusted EBITDA, and prior comparative periods will be adjusted accordingly.

The Company has also provided below pro-forma revenue, which is also a non-GAAP financial measurement. The Company acquired the operations of Solsys Medical at the end of its first fiscal quarter ended September 30, 2019. The Company has presented pro forma revenue to show revenue on a comparable basis as if Solsys had been acquired at the beginning of the comparative periods presented.

We present these non-GAAP measures because we believe these measures are useful indicators of our operating performance. Our management uses these non-GAAP measures principally as a measure of our operating performance and believes that these measures are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate the operating performance of companies in our industry. We also believe that these measures are useful to our management and investors as a measure of comparative operating performance from period to period.

Misonix, Inc. and Subsidiaries

Reconciliation of GAAP Results to Non-GAAP Measures

(Unaudited)

	Three Months Ended		Years Ended
	June 30,		June 30,
	2021	2020	2021	2020
EBITDA:
Net loss	$(4,473,272)	$(8,537,416)	$(14,473,325)	$(17,418,374)
Income tax expense (benefit)	132,071	41,422	132,071	(4,498,578)
Depreciation and amortization	1,195,298	1,084,556	4,572,556	3,526,359
Interest expense	870,439	995,630	3,619,730	2,620,290
EBITDA	(2,275,464)	(6,415,808)	(6,148,968)	(15,770,303)

Non-cash stock compensation	646,541	530,689	2,910,677	1,762,628
M&A transaction fees	33,836	-	33,836	1,753,384
Adjusted EBITDA	$(1,595,087)	$(5,885,119)	$(3,204,455)	$(12,254,291)

	Years Ended
	June 30,		Net Change
	2021	2020	$	%
Revenue as reported	$74,024,073	$62,483,651	$11,540,422	18.5%
Solsys revenue	-	8,381,196

Pro forma revenue	$74,024,073	$70,864,847	$3,159,226	4.5%